SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Arch Chemicals, Inc.
(Name of Subject Company (Issuer)

LG Acquisition Corp.
an indirect wholly owned subsidiary of
Lonza Group Ltd. (Name of Filing Persons (Offerors))

Common Stock, par value $1.00 per share
(Title of Class of Securities)

03937R102
(CUSIP Number of Class of Securities)

Marc Funk, Esq.
Group General Counsel, Senior Vice President
Lonza Group Ltd.
Münchensteinerstrasse 38
CH-4002 Basel, Switzerland
+41 61 316 81 11
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies of all communications, including communications sent to agent for service, should be sent to:

Scott Waldman, Esq. Vice President and Secretary LG Acquisition Corp. 90 Boroline Road Allendale, New Jersey 07401 (201) 316-9200	Kevin T. Collins, Esq. Tobias L. Knapp, Esq. Jenner & Block LLP 919 Third Avenue New York, New York 10022 (212) 891-1600

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

          This filing relates solely to preliminary communications made before the commencement of a planned tender offer by LG Acquisition Corp., a Virginia corporation (“Purchaser”) and an indirect wholly owned subsidiary of Lonza Group Ltd., a company organized under the laws of Switzerland (“Parent” or “Lonza”), for all of the outstanding common stock of Arch Chemicals, Inc., a Virginia corporation (the “Company” or “Arch Chemicals”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of July 10, 2011, among Parent, Purchaser and the Company.

          The tender offer described in this communication has not yet commenced. This communication is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of Arch Chemicals. At the time the tender offer is commenced, Purchaser, an indirect wholly-owned subsidiary of Lonza, will file a tender offer statement on Schedule TO with the U.S. Securities and Exchange Commission. Investors and Arch Chemicals stockholders are strongly advised to carefully read the tender offer statement (including the offer to purchase, the letter of transmittal and the related tender offer documents) and the related solicitation/recommendation statement when they become available, as well as any other relevant documents filed with the SEC when they become available, because they will contain important information. Investors and Arch Chemicals stockholders may obtain a free copy of the tender offer statement, the solicitation/recommendation statement and other documents (when available) filed with the SEC at the SEC’s website at www.sec.gov. The tender offer statement and other documents that Purchaser, Lonza’s indirect wholly-owned subsidiary, files with the SEC may also be obtained from Lonza free of charge by directing a request to investor.relations@lonza.com.

EXHIBIT INDEX

Exhibit No.	Description
(a)(5)(H)	Transcript of Media Conference Call